**Gerostate Alpha, Inc** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Gerostate Alpha, Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 16, 2021
Vincenzo Mongio

**Statement of Financial Position**

| | Year Ended December 31, 2020 | 2019 |
|---|---|---|
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 302,791 | 627,109 |
| Prepaid Expenses | 8,720 | 8,936 |
| Prepaid Rent | 25,088 | - |
| Tax Credit Receivable | 17,252 | 33,275 |
| Total Current Assets | 353,851 | 669,320 |
| Non-current Assets | | |
| Machinery and Equipment, net of Accumulated Depreciation | 53,400 | 72,193 |
| Intangible Assets: Software, net of Accumulated Depreciation | 7,938 | 12,268 |
| Total Non-Current Assets | 61,338 | 84,461 |
| TOTAL ASSETS | 415,190 | 753,781 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 5,440 | 5,785 |
| Deferred Rent | 732 | 731 |
| Deferred Expenses | 18,265 | 33,482 |
| Other Liabilities | 19,949 | 11,051 |
| Total Current Liabilities | 44,386 | 51,048 |
| Long-term Liabilities | | |
| SAFE | 2,334,986 | 2,084,986 |
| PPP Loan | 54,800 | - |
| Total Long-Term Liabilities | 2,389,786 | 2,084,986 |
| TOTAL LIABILITIES | 2,434,172 | 2,136,035 |
| EQUITY | | |
| Common Stock | 70 | 70 |
| Additional Paid in Capital | 11 | 11 |
| Accumulated Deficit | (2,019,063) | (1,382,334) |
| Total Equity | (2,018,982) | (1,382,253) |
| TOTAL LIABILITIES AND EQUITY | 415,190 | 753,782 |

**Statement of Operations**

| | Year Ended December 31, | |
|---|---|---|
| | **2020** | **2019** |
| Revenue | - | 6,000 |
| Cost of Sales | - | - |
| Gross Profit | - | 6,000 |
| Operating Expenses | | |
| General and Administrative | 515,785 | 821,705 |
| Rent and Lease | 98,890 | 84,905 |
| Depreciation | 18,793 | 18,521 |
| Amortization | 4,330 | 722 |
| Total Operating Expenses | 637,798 | 925,853 |
| Operating Income | (637,798) | (919,853) |
| EIDL Grant | (3,000) | - |
| Other Expenses | 1,930 | 872 |
| Net Income | (636,728) | (920,725) |

**Statement of Cash Flows**

| | Year Ended December 31, | |
|---|---|---|
| | **2020** | **2019** |
| OPERATING ACTIVITIES | | |
| Net Income | (636,728) | (920,725) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Depreciation | 18,793 | 18,521 |
| Amortization | 4,330 | 722 |
| Accounts Payable | (345) | (9,050) |
| Deferred Expenses | (15,217) | 33,482 |
| Prepaid Expenses | 216 | (8,936) |
| Deferred Rent | 1 | 191 |
| Prepaid Rent | (25,088) | 18,000 |
| Tax Credit | 16,023 | 2,876 |
| Other | 8,898 | 11,051 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 7,610 | 66,857 |
| Net Cash provided by Operating Activities | (629,117) | (853,869) |
| INVESTING ACTIVITIES | | |
| Machinery and Equipment | - | (32,804) |
| Software | - | (12,990) |
| Net Cash provided by Investing Activities | - | (45,794) |
| FINANCING ACTIVITIES | | |
| Common Stock | - | 1 |
| Additional Paid in Capital | - | 11 |
| SAFE | 250,000 | 1,035,000 |
| PPP Loan | 54,800 | - |
| Net Cash provided by Financing Activities | 304,800 | 1,035,012 |
| Cash at the beginning of period | 627,109 | 491,760 |
| Net Cash increase (decrease) for period | (324,317) | 135,349 |
| Cash at end of period | 302,792 | 627,109 |

**Statement of Changes in Shareholder Equity**

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | # of Shares Amount | $ Amount | APIC | Accumulated Deficit | Total Shareholder Equity |
| Beginning Balance at 1/1/19 | 6,906,253 | 69 | - | (461,609) | (461,540) |
| Issuance of Common Stock | 120,000 | 1 | 11 | - | 12 |
| Net Loss | - | - | - | (920,725) | (920,725) |
| Ending Balance 12/31/2019 | 7,026,253 | 70 | 11 | (1,382,334) | (1,382,253) |
| Net Loss | - | - | - | (636,728) | (636,728) |
| Ending Balance 12/31/2020 | 7,026,253 | 70 | 11 | (2,019,062) | (2,018,981) |

**Gerostate Alpha, Inc**
**Notes to the Unaudited Financial Statements**
**December 31st, 2020**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Gerostate Alpha, Inc ("the Company") was formed in Delaware on June 8th, 2018. The Company plans to earn revenue through the sale of pharmaceuticals that it develops to mitigate and reduce the effects of aging.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenues as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The revenue of $6,000 from year ended December 31, 2019 was a one-time consulting arrangement between the months of May and June 2019 which is not the Company's primary performance.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

| **Property Type** | **Useful Life (in years)** | **Cost** | **Accumulated Depreciation** | **Disposals** | **Book Value as of 12/31/20** |
|---|---|---|---|---|---|
| Software | 3 | 12,990 | 5,052 | - | 7,938 |
| Machinery and Equipment | 5 | 93,964 | 40,564 | - | 53,400 |
| **Grand Total** | **-** | **106,954** | **45,616** | **-** | **61,338** |

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

**NOTE 4 – LICENSE AND SERVICES AGREEMENT**

On July 16, 2018, the Company entered into a License and Services Agreement with a third party for use of its laboratory facilities and equipment in exchange for Administrative Service and Licensed Lab Service fees of $2,000 and $95,428 per year, respectively. In addition to these fees, the Company granted the third party 423,203 shares of Common Stock at a purchase price of $0.00001 per share for $4.24.

In the event of the termination of this License and Services Agreement between the Company and the third party, the Company has an exclusive option to repurchase all or any portion of the Unvested Shares. The Company repurchased all shares in 2019.

**NOTE 5 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**NOTE 6 – DEBT**

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019 and 2020, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a rate that is the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $15M.

PPP Loan – On April 24, 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $54,800 with an interest rate of 1% and maturity date of April 24, 2022. This loan is not secured. The balance of this loan was $54,800 as of December 31, 2020 but was forgiven subsequent to the date of these financials on March 3, 2021.

**Debt Principal Maturities 5 Years Subsequent to 2020**

| Year | Amount |
|---|---|
| 2021 | - |
| 2022 | - |
| 2023 | - |
| 2024 | - |
| 2025 | - |
| Thereafter | - |

## NOTE 7 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 7,026,253 shares were issued and outstanding as of 2019 and 2020.

Common Shareholders do not have any dividend rights.

## NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 16, 2021, the date these financial statements were available to be issued.

Subsequent to December 31, 2020, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party for $200,000. Please see "Note 6 – Debt" for further details.

Please see "Note 6 – Debt" for further details on the PPP loan.

## NOTE 9 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

## NOTE 10 – RISKS AND UNCERTAINTIES

### *COVID-19*

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time.

Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.